June 29, 2006
BY EDGAR AND FEDEX

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Motorola, Inc. Form 10-K for Fiscal Year Ended December 31, 2005 Filed March 2, 2006 File No. 1-07221
Dear Mr. Spirgel:
     Set forth below are the responses of Motorola, Inc. (the “Company”) to the comments of the Staff contained in the Staff’s letter to the Company dated June 22, 2006, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2005 filed with the Securities and Exchange Commission (the “Commission”) on March 2, 2006. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type herein.
Form 10-K for Fiscal Year Ended December 31, 2005
Note 4 — Debt and Credit Facilities, page 93
1.	We note your response to prior comment 2, where you state that you included the proceeds of $1.2 billion as proceeds from the sale of common stock in the Financing section of the statement of cash flows. Clarify if these proceeds are included within the $1.68 billion labeled as “Issuance of common stock”. If so, please revise, in future filings, your disclosure regarding these proceeds in MD&A, which currently states that the $1.7 billion relates to the issuance of common stock in connection with your employee stock option plans and employee stock purchase plans.
Response
The Company confirms that the $1.2 billion proceeds from the sale of common stock are included in the Financing section of the statement of cash flows in the line labeled “Issuance of common stock”. In future filings we will include in the discussion contained in the MD&A liquidity section reference to the issuance of common stock from various types of transactions such as employee stock option plans, employee stock purchase plans and other specific stock transactions, if any.
* * *

Mr. Larry Spirgel
June 29, 2006

     In connection with these responses, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding any of the responses in this letter or the attached revised disclosure, please call the undersigned at (847) 576-2400.

Respectfully submitted,
/s/ Steven J. Strobel
Steven J. Strobel
Senior Vice President and Corporate Controller